Bellevue, May 13, 2004

                 T-MOBILE USA REPORTS FIRST QUARTER 2004 RESULTS

o    RECORD 1.174 MILLION NEW NET CUSTOMERS ADDED IN Q1 2004

o    CUSTOMER BASE UP 9% IN Q1 FROM Q4 2003

o    $492 MILLION IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION
     (OIBDA) IN Q1 2004, UP 60% FROM Q1 2003

--------------------------------------------------------------------------------

T-Mobile USA, Inc. ("T-Mobile USA") the U.S. operation of T-Mobile International
AG & Co. KG ("T-Mobile International"), the mobile communications subsidiary of
Deutsche Telekom AG ("Deutsche Telekom") (NYSE: DT), today announced first quarter 2004 results. All financial figures are in USD and are based on accounting principles generally accepted in the United States ("GAAP") in order to provide comparability with the results of other U.S. wireless carriers.
T-Mobile USA results will also be included in the consolidated results of
Deutsche Telekom, but are not consistent as the information provided by Deutsche
Telekom is in accordance with German accounting principles.

In the first quarter of 2004, T-Mobile USA added 1,174,000 net customers, compared to 1,015,000 net customers added in the fourth quarter of 2003 and
921,000 in the first quarter of 2003. Most of the growth in 2004 was from new postpay customers, which now comprise 89% of the customer base.

"We started the year off with record setting growth, validating both the strength of the U.S. market and T-Mobile's service proposition," said Robert
Dotson, President and CEO of T-Mobile USA. "We added more customers in the first quarter than in any other quarter in our history. Our Get More promise continues to deliver the best value in wireless, consistent with consumer expectations, supported by the best customer service experience in the industry. Our ongoing focus on service quality is responsible for T-Mobile USA capturing almost 30% of the net customer additions posted by the six national carriers this quarter, resulting in a 9% increase in our customer base."

T-Mobile USA service revenues, which consist of postpay, prepaid, and roaming and other service revenues, were $2.21 billion in the first quarter of 2004, up from $1.99 billion in the fourth quarter of 2003 and $1.56 billion in the first quarter of 2003. Starting this quarter, service revenues include two new components: Universal Service Fund ("USF") recovery fees and regulatory cost recovery fees, which increased service revenues by $58 million. Both components are explained further below and in the footnotes.

"Even with record customer growth, T-Mobile USA was able to increase its OIBDA by 60%, compared to Q1 2003." said Rene Obermann, CEO of T-Mobile International and Member of the Board of Management, Deutsche Telekom. "That represents strong, well balanced, growth."

T-Mobile USA reported OIBDA of $492 million in the first quarter of 2004, up from $327 million in the fourth quarter of 2003 and $307 million in the first quarter of 2003. OIBDA margin (OIBDA divided by service

revenues) was 22% in the first quarter of 2004, compared to 16% in the fourth quarter of 2003 and 20% in the first quarter of 2003. T-Mobile USA's total net loss for the first quarter of 2004 was $157 million, improved from the $307 million net loss in the fourth quarter of 2003 and $216 million net loss in the first quarter of 2003.

ARPU (Average Revenue Per User, calculated by dividing total service revenues by average customers for the month) was $54 in the first quarter of 2004, up from
$53 in the fourth quarter of 2003 and $50 in the first quarter of 2003. The two new components of service revenues, USF and regulatory cost recovery fees, increased ARPU by approximately $1.50 for the quarter.

T-Mobile USA has always recovered USF assessments through a separate charge to customers, but prior to the first quarter of 2004, the recovery was reported as a pass-through charge similar to sales tax. Additionally, during the first quarter of 2004, T-Mobile USA began billing its postpay customers $0.86 per month to recover the costs of other government mandated programs such as local number portability, E911 and other regulatory mandates and programs.

ARPU for the quarter, excluding billings for USF and regulatory cost recovery, would have been down slightly from the fourth quarter of 2003. This reflects a seasonal decline in airtime, largely offset by higher data revenues. Revenues from non-voice, or data services such as SMS, MMS, and GPRS, were 4.5% of postpay revenues in the first quarter, up from 3.5% in the fourth quarter of
2003.

Postpay churn was 2.6% in the first quarter of 2004, down from 2.7% in the fourth quarter of 2003, and up from 2.3% in the first quarter of 2003. Blended churn, a mix of postpay and prepaid customers, was 3.0% in the first quarter of
2004, down from 3.2% in the fourth quarter of 2003, and the same as reported for the first quarter of 2003. As expected, postpay churn in the first quarter continues to reflect the relatively high number of customers reaching their one-year contract expiration, the result of high growth in the first quarter last year. Wireless Local Number Portability ("WLNP") monthly volumes have remained relatively flat in the first quarter of 2004, and T-Mobile USA continues to be a net beneficiary from number porting activity.

The cost of acquiring a customer, Cost Per Gross Add ("CPGA"), was $326 in the first quarter of 2004, down from $344 in the fourth quarter of 2003, but up from
$303 in the first quarter of 2003. The cost of serving customers, Cash Cost Per
User ("CCPU"), was $23 per customer per month in the first quarter of 2004. USF fees were included in CCPU, beginning in the first quarter of 2004, which increased CCPU by approximately $1. Absent this change, CCPU for the first quarter of 2004 would be $22, down from $24 in the fourth quarter of 2003, and
$23 in the first quarter of 2003. The improvement in first quarter CCPU reflects lower customer retention and customer care spending during the period.

Capital expenditures were $599 million in the first quarter of 2004, up from
$547 million in the fourth quarter of 2003 and $378 million in the first quarter of 2003. These capital expenditure totals do not include our share of capital expenditures within the network operations venture with Cingular Wireless LLC
("Cingular") in New York, California and Nevada, which are reported as investments in and advances to unconsolidated affiliates. T-Mobile USA's share of expenditures in this venture were $110 million in the first quarter of 2004, down from

$230 million in the fourth quarter of 2003. Overall, 2004 capital expenditures have been accelerated to provide immediate quality and capacity improvements in the GSM/GPRS network, which resulted in 770 new cell sites on air in the first quarter.

In addition to the results prepared in accordance with GAAP provided throughout this press release, non-GAAP financial measures are also included. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliation from the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below following Selected Data and the financial statements.

                      *************************************

                         SELECTED DATA FOR T-MOBILE USA

(`000)                         Q1 04      Q1 03       Q2 03        Q3 03       Q4 03       Y/E 03
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------

Covered population            224,000    224,000     224,000      224,000     224,000      224,000
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Customers, end of period       14,302     10,837      11,443       12,113      13,128       13,128
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
   thereof postpay
   customers                   12,784      9,459      10,111       10,805      11,696       11,696
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
   thereof prepaid
   customers                    1,518      1,378       1,332        1,308       1,432        1,432
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Net customer additions          1,174        921         606          670       1,015        3,212
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------

-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Minutes of Use/post pay
customer/month                    817        710         745          778         795          751
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Postpaid churn                   2.6%       2.3%        2.3%         2.7%        2.7%         2.5%
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Blended churn                    3.0%       3.0%        3.0%         3.3%        3.2%         3.1%
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------

($ / month)
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
ARPU (blended)(1)                  54         50          53           54          53           53
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
ARPU (postpay)                     54         50          53           53          53           53
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Cost of Serving (CCPU)(2)          23         23          23           24          24           23
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Cost Per Gross Add
(CPGA)(3)                         326        303         332          334         344          329
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------

($ million)
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Total revenues                  2,597      1,787       2,000        2,216       2,355        8,358
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Service revenues(4)             2,208      1,560       1,772        1,902       1,986        7,219
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
OIBDA(5)                          492        307         501          461         327        1,597
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------
Capital expenditures(6)           599        378         402          407         547        1,734
-------------------------- ----------- ---------- ----------- ------------ ----------- ------------

     Because all companies do not calculate these figures in the same manner, this presentation may not be comparable to other similarly titled measures reported by other companies.

(1)  Our reported revenues include $36 million in fees charged to our customers in the first quarter of 2004 and remitted under the Universal Services Fund
     ("USF") provision of the Telecommunications Act of 1996. We previously netted these amounts in our financial statements. Reporting such amounts separately as revenues and network operating expenses has no impact on our operating income (loss), OIBDA or net loss. Had we recorded USF fees separately as revenues and expenses in 2003, blended ARPU would have been approximately $1 higher per quarter.

     Also, our revenues for the first quarter of 2004 include $22 million of regulatory cost recovery fees based on a $0.86 per month charge we began including on customer bills during the quarter. This additional revenue increased ARPU by approximately $0.55 for the period.

(2)   The cost of serving customers, or Cash Cost Per User ("CCPU") is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition divided by the average total customers during the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations. As noted above, our first quarter 2004 revenues and network operating expenses include $36 million in USF fees. Inclusion of these fees in network operating expenses increased CCPU for the quarter by approximately $0.90. Had we reported USF fees similarly in 2003, CCPU would have been approximately $1 higher per quarter.

(3)   Cost Per Gross Add ("CPGA") is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition, divided by gross customers added during the quarter. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(4)  Service revenues include post pay, prepaid, and roaming and other service revenues.

(5)  OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization and impairment charges. We previously used EBITDA, but have changed to OIBDA to be more consistent with industry practice. In a capital-intensive industry such as wireless telecommunications, we consider growth in OIBDA, as well as improvements in the associated percentage margin calculations, to be meaningful indicators of potential future profitability. OIBDA should not be construed as an alternative to operating income (loss) or net loss as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We also use OIBDA as an integral part of our internal reporting to evaluate the performance of our senior management. We believe that operating income (loss) is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(6)  Excludes our investment to fund capital expenditures in the network infrastructure venture with Cingular Wireless LLC ("Cingular"). We and
     Cingular share in the ownership and operation of the network in the New
     York City area, most of California and parts of Nevada. Network capital expenditures in these areas are shared between the parties. Our share of these capital expenditures is reflected as part of the accompanying
     Condensed Consolidated Balance Sheet and Condensed Consolidated Statement
     of Cash Flows in the line "Investments in and advances to unconsolidated affiliates."

                                  T-MOBILE USA
                      Condensed Consolidated Balance Sheets
                             (dollars in thousands)
                                   (unaudited)

                                                                  MARCH 31,      DECEMBER 31,
                                                                    2004           2003
                                                                ------------    ------------

                              ASSETS
Current assets:
      Cash and cash equivalents .............................   $     68,593    $    147,718
      Accounts receivable, net of allowance for doubtful
         accounts of $153,174 and $151,350, respectively ....      1,389,332       1,268,082
      Inventory .............................................        270,806         290,794
      Other current assets ..................................        320,685         421,695
                                                                ------------    ------------
                                                                   2,049,416       2,128,289
Property and equipment, net of accumulated depreciation of
      $2,710,114 and $2,415,968, respectively ...............      6,130,306       6,087,227
Goodwill ....................................................     10,688,521      10,688,521
Spectrum licenses ...........................................     11,034,737      11,039,319
Other intangible assets, net of accumulated amortization
      of $721,316 and $657,274, respectively ................        104,026         168,068
Investments in and advances to unconsolidated affiliates ....        873,233         757,858
Other assets and investments ................................        199,625         195,062
                                                                ------------    ------------
                                                                $ 31,079,864    $ 31,064,344
                                                                ============    ============

               LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
      Accounts payable ......................................   $    655,944    $    536,760
      Accrued liabilities ...................................        956,918         845,679
      Deferred revenue ......................................        308,110         276,013
      Construction accounts payable .........................        514,609         781,033
                                                                ------------    ------------
                                                                   2,435,581       2,439,485

Long-term debt ..............................................         16,784          16,786
Long-term notes payable to affiliates .......................      8,337,225       8,243,250
Deferred tax liabilities ....................................      3,443,992       3,409,879
Other long-term liabilities .................................        275,327         231,916
                                                                ------------    ------------
                Total long-term liabilities other than shares     12,073,328      11,901,831

Voting preferred stock ......................................      5,000,000       5,000,000
                                                                ------------    ------------
                Total long-term liabilities .................     17,073,328      16,901,831
                                                                ------------    ------------

Minority interest in equity of consolidated subsidiaries ....             --              25

Commitments and contingencies

Shareholder's equity:
      Common stock ..........................................     35,440,033      35,440,033
      Deferred stock compensation ...........................        (10,395)        (15,511)
      Accumulated deficit ...................................    (23,858,683)    (23,701,519)
                                                                ------------    ------------
          Total shareholder's equity ........................     11,570,955      11,723,003
                                                                ------------    ------------
                                                                $ 31,079,864    $ 31,064,344
                                                                ============    ============

                                  T-MOBILE USA
                 Condensed Consolidated Statements of Operations
                             (dollars in thousands)
                                   (unaudited)

                                                          QUARTER         QUARTER
                                                           ENDED           ENDED
                                                      MARCH 31, 2004  MARCH 31, 2003
                                                      --------------  --------------

Revenues:
    Post pay ........................................   $ 1,986,019    $ 1,357,573
    Prepaid .........................................       128,355        135,876
    Roaming and other services ......................        93,892         66,469
    Equipment sales .................................       362,953        209,500
    Affiliate and other .............................        26,277         17,307
                                                        -----------    -----------
       Total revenues ...............................     2,597,496      1,786,725
                                                        -----------    -----------
Operating expenses:
    Network .........................................       454,219        326,549
    Cost of equipment sales .........................       546,802        329,508
    General and administrative ......................       431,037        344,463
    Customer acquisition ............................       673,124        478,870
    Depreciation and amortization ...................       379,877        331,061
                                                        -----------    -----------
       Total operating expenses .....................     2,485,059      1,810,451
                                                        -----------    -----------
Operating income (loss) .............................       112,437        (23,726)
Other income (expense):
    Interest expense ................................      (191,803)      (152,782)
    Equity in net losses of unconsolidated affiliates       (34,427)       (19,184)
    Interest income and other, net ..................        (9,257)         7,730
                                                        -----------    -----------
    Total other income (expense) ....................      (235,487)      (164,236)
                                                        -----------    -----------
Net loss before income taxes ........................      (123,050)      (187,962)
Deferred income tax expense .........................       (34,114)       (28,200)
                                                        -----------    -----------
Net loss ............................................   $  (157,164)   $  (216,162)
                                                        ===========    ===========

                                  T-MOBILE USA
                 Condensed Consolidated Statements of Cash Flows
                             (dollars in thousands)
                                   (unaudited)

                                                                    QUARTER       QUARTER
                                                                     ENDED         ENDED
                                                                MARCH 31, 2004  MARCH 31, 2003
                                                                --------------  --------------

Operating activities:
    Net loss ....................................................   $(157,164)   $(216,162)
    Adjustments to reconcile net loss to net cash provided by
       operating activities:
         Depreciation and amortization ..........................     379,876      331,061
          Deferred income tax expense ...........................      34,114       28,200
          Amortization of debt discount and premium, net ........      (7,420)       2,374
          Equity in net losses of unconsolidated affiliates .....      34,427       19,184
          Stock-based compensation ..............................       5,116        4,174
          Allowance for bad debts ...............................       1,824      (13,402)
          Other, net ............................................         216        7,623
          Changes in operating assets and liabilities:
               Accounts receivable ..............................    (123,074)     122,003
               Inventory ........................................      19,988       56,892
               Other current assets .............................     123,245       22,058
               Accounts payable .................................     140,084     (104,819)
               Accrued liabilities ..............................      88,440       70,788
                                                                    ---------    ---------
       Net cash provided by operating activities ................     539,672      329,974
                                                                    ---------    ---------
Investing activities:
    Purchases of property and equipment .........................    (598,941)    (377,579)
    Acquisitions of wireless properties, net of cash acquired ...      (2,223)         738
    Investments in and advances to unconsolidated affiliates, net    (149,802)    (113,718)
    Other, net ..................................................          --       (7,537)
                                                                    ---------    ---------
       Net cash used in investing activities ....................    (750,966)    (498,096)
                                                                    ---------    ---------
Financing activities:
    Long-term debt repayments ...................................       1,848      (30,525)
    Long-term debt borrowings from affiliates, net ..............     151,221      401,068
    Book overdraft ..............................................     (20,900)    (145,322)
                                                                    ---------    ---------
       Net cash provided by financing activities ................     132,169      225,221
                                                                    ---------    ---------

Change in cash and cash equivalents .............................     (79,125)      57,099
Cash and cash equivalents, beginning of period ..................     147,718       36,766
                                                                    ---------    ---------
Cash and cash equivalents, end of period ........................   $  68,593    $  93,865
                                                                    =========    =========

                                  T-MOBILE USA
                Reconciliation of Non-GAAP Financial Measures to
                             GAAP Financial Measures
                (dollars in millions, except for CPGA and CCPU)
                                   (unaudited)

OIBDA can be reconciled to our operating income (loss) and OIBDA margin can be reconciled to our operating income (loss) margin as follows:

                                   Q1          Q1         Q2          Q3          Q4         Y/E
                                -------     -------     -------     -------     -------     -------
                                  2004        2003       2003        2003        2003        2003
                                -------     -------     -------     -------     -------     -------

OIBDA                           $   492     $   307     $   501     $   461     $   327     $ 1,597

Depreciation and amortization      (380)       (331)       (362)       (354)       (407)     (1,454)
                                -------     -------     -------     -------     -------     -------
Operating income
    (loss)                      $   112        ($24)    $   139     $   107        ($80)    $   143
                                =======     =======     =======     =======     =======     =======

                                   Q1          Q1         Q2          Q3          Q4         Y/E
                                -------     -------     -------     -------     -------     -------
                                  2004        2003       2003        2003        2003        2003
                                -------     -------     -------     -------     -------     -------

OIBDA margin to service
    revenues                         22%         20%         28%         24%         16%         22%
Depreciation and
  amortization margin to
  service revenues                  (17%)       (21%)       (20%)       (19%)       (20%)       (20%)
                                -------     -------     -------     -------     -------     -------
Operating income (loss)
    margin to service
    revenues                          5%         (1%)         8%          5%         (4%)         2%
                                =======     =======     =======     =======     =======     =======

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

                                   Q1          Q1         Q2          Q3          Q4         Y/E
                                -------     -------     -------     -------     -------     -------
                                  2004        2003       2003        2003        2003        2003
                                -------     -------     -------     -------     -------     -------

Customer acquisition costs      $   673     $   479     $   462     $   548     $   655     $ 2,144

Plus: Subsidy loss
       Equipment sales             (363)       (210)       (207)       (289)       (349)     (1,054)
        Cost of equipment
         sales                      547         330         313         428         558       1,628
                                -------     -------     -------     -------     -------     -------
        Total subsidy loss          184         120         106         139         209         574
                                -------     -------     -------     -------     -------     -------
 Less: Subsidy loss
  unrelated to customer
  acquisition                       (69)        (35)        (37)        (71)       (105)       (248)
                                -------     -------     -------     -------     -------     -------
       Subsidy loss related
       to customer
       acquisition                  115          85          69          68         104         326
                                -------     -------     -------     -------     -------     -------
       Cost of acquiring
       customers                $   788     $   564     $   531     $   616     $   759     $ 2,470
                                =======     =======     =======     =======     =======     =======
       CPGA ($ / new
       customer added)          $   326     $   303     $   332     $   334     $   344     $   329
                                =======     =======     =======     =======     =======     =======

                                  T-MOBILE USA
                Reconciliation of Non-GAAP Financial Measures to
                             GAAP Financial Measures
                (dollars in millions, except for CPGA and CCPU)
                                   (unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

                                   Q1          Q1         Q2          Q3          Q4         Y/E
                                -------     -------     -------     -------     -------     -------
                                  2004        2003       2003        2003        2003        2003
                                -------     -------     -------     -------     -------     -------

Network costs                   $  454      $  326      $  347      $  372      $  381      $1,427
General and administrative         431         344         378         406         434       1,562
                                ------      ------      ------      ------      ------      ------
Total network and general and
administrative costs               885         670         725         778         815       2,989

Plus: Subsidy loss unrelated
to customer acquisition             69          35          37          71         105         248
                                ------      ------      ------      ------      ------      ------
   Total cost of serving
   customers                    $  954      $  705      $  762      $  849      $  920      $3,237
                                ======      ======      ======      ======      ======      ======

   CCPU ($ / customer per
   month)                       $   23      $   23      $   23      $   24      $   24      $   23

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission (the "Commission").
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

ABOUT T-MOBILE USA:
Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile
International group, the mobile telecommunications subsidiary of Deutsche
Telekom AG (NYSE: DT). Effective December 31, 2003, Powertel, Inc. became a wholly-owned subsidiary of T-Mobile USA, thus the consolidated balance sheets and operating results of T-Mobile USA represent all the consolidated U.S.
operations of T-Mobile International. All information contained in this press release reflects the combined results of T-Mobile USA and Powertel as if the companies had been combined historically.

T-Mobile USA operates the largest GSM/GPRS 1900 voice and data network in the
United States, reaching over 250 million people including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi
(802.11b) wireless broadband (WLAN) network in the United States, available in
4,600 public access locations including Starbucks coffeehouses, Kinko's copy shops, Borders Books and Music, selected airports and American Airlines Admirals
Clubs, United Red Carpet Clubs and Delta Air Lines Clubs. T-Mobile USA is
committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service.
T-Mobile USA, Inc. and Powertel, Inc. are no longer required to file periodic reports with the SEC. For more information, visit the company website at
http://www.t-mobile.com/.

ABOUT T-MOBILE INTERNATIONAL:
T-Mobile International, one of Deutsche Telekom AG's four strategic divisions, is one of the world's leading international mobile communications providers.
T-Mobile International's majority-held mobile companies today serve 63 million mobile customers in Europe and the U.S.. For more information about T-Mobile
International, please visit http://www.t-mobile.net/. For further information on
Deutsche Telekom, please visit the company website at
http://www.telekom.de/investor-relations.

Press Contacts:                             Investor Relations Contacts:

Philipp Schindera                           Investor Relations Bonn
T-Mobile International                      Deutsche Telekom
+49 228.936.1700                            +49 228.181.88880

Hans Ehnert                                 Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom                            Investor Relations New York
+49 228.181.4949                            Deutsche Telekom
                                            +1 212.424.2951
                                                     +1 877.DT SHARE (toll-free)